

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 30, 2017

<u>Via E-mail</u>
Dr. William John Nelson
Authorized Signatory
Global A&T Electronics Ltd.
22 Ang Mo Kio Industrial Park 2
Singapore 569506

> **Re: Global A&T Electronics Ltd.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed November 21, 2017**
> **File No. 022-29051**

Dear Dr. Nelson:

This is to advise you that we have not reviewed and will not review your application for qualification of the trust indenture.

Please refer to Section 307 of the Trust Indenture Act of 1939 and the rules thereunder regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

Sincerely,

/s/ Tom Jones for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Robert Goedert